

# Bergen Brunswig Corporation

## Goldman Sachs
## 22nd Annual Healthcare Conference
## June 13, 2001



# Bergen Brunswig Corporation

## Robert E. Martini

### *Chairman and Chief Executive Officer*



# Safe Harbor Clause

Some of the information in this presentation may constitute forward-looking statements which are subject to uncertainties which could cause actual results to differ materially from those projected or implied. These uncertainties are described in the Company's reports and exhibits filed with the Securities and Exchange Commission.

# BBC Segments and Subsidiaries



**Bergen Brunswig Corporation**

**Pharmaceutical Distribution Segment**

**PharMerica Segment**

**Drug Company** -- **Leading distributor of products sold or used by institutional and retail pharmacies.**

**Specialty Group** -- **Leading supplier of goods and services to physicians in the nephrology, oncology, plasma, primary care, and vaccine healthcare segments.**

**PharMerica** -- **Leading provider of institutional pharmacy care and pharmacy management services.**

**PMSI** -- **Premier provider of direct pharmaceutical service to workers' compensation and catastrophic care patients.**



# Segment Net Sales* & EBITDA

## YTD 2nd Quarter FY 2001

**Net Sales**

7%



93%

**EBITDA**

20%



80%

| | |
|---|---|
| 🟦 | **Pharmaceutical Distribution** |
| 🟨 | **PharMerica** |

*Revenues before intersegment elimination and corporate



# BBC Subsidiary Divisions

★ BBDC Divisions

★ BBSG Divisions

★ PharMerica Sites

Hawaii

Puerto Rico



# Bergen Brunswig Corporation

- **Navigated Rough Waters in fiscal 2000**
  - Less than optimal credit for investment buying
  - Certain divisions not providing sufficient return
- **Re-capitalized the business through**
  - Asset sales
  - Refinanced debt
- **Re-focused on our core businesses**



# BBC Fiscal 2001 Goals

- ♦ **Exceed revenue and earnings guidance of 10% and 30%, respectively**

- ♦ **Improve operating margins**

- ♦ **Further monetize under performing assets**

- ♦ **Continue to improve credit profile**

- ♦ **Reinvest in short term, high return, predictable investments**



# Bergen Brunswig Corporation

## Neil F. Dimick

*Executive Vice President and*
*Chief Financial Officer*



# Historical Strengths
### Pro Forma Excluding Special Charges and Discontinued Operations

## REVENUE

## EBITDA

*3 - Year CAGR: 19.7%*

*3 - Year CAGR: 23.1%*





| % Growth | | 18.3% | 24.8% | 16.1% |
|---|---|---|---|---|

| Margin | 1.8% | 1.9% | 1.9% | 2.0% |
|---|---|---|---|---|



# Credit Position

- **Started fiscal 2001 with debt reduced to $1.1 billion**
  - *Reduction of long-term debt in 4Q: 29%*

- **By 3/31/2001, $800 million revolver component of bank credit facility was unused**
  - *To be used for investments in inventory*

- **Asset securitization program increased to $450 million for improved flexibility**
  - *$300 million utilized at 3/31/2001*

# Operating Results: Fiscal 2000

*($ in millions except EPS)*

**Pro Forma Excluding Special Charges and Discontinued Operations**

|  | **FY 2000** | **FY 1999** | **%Change** |
|---|---|---|---|
| **Revenues*** | **$18,726** | **$16,138** | **16%** |
| **EBITDA** | **$366** | **$312** | **17%** |
| **Interest Expense** | **$135** | **$67** | **101%** |
| **Earnings** | **$80** | **$112** | **(28%)** |
| **EPS-Diluted** | **$0.60** | **$0.94** | **(36%)** |

**\* exclude bulk shipments**



# Second Quarter Operating Results*

*($ in millions except EPS)*

|  | FY 2001 | FY 2000 | % Change |
|---|---|---|---|
| Revenues** | $4,987 | $4,573 | 9% |
| EBITDA | $108 | $98 | 11% |
| Interest Expense | $43 | $30 | 43% |
| Earnings | $28 | $24 | 19% |
| EPS-Diluted | $0.21 | $0.18 | 17% |

\*   Continuing operations
\*\*  Exclude bulk shipments



# Fiscal 2001 & Beyond

## Major Industry Growth Drivers

- **Aging of Americans**
  - Increased Drug Utilization

- **Brand to Generic Conversions**

- **Biotech Revolution**



# Industry Growth Drivers

## Aging of Americans

♦ **35M people over 65 years old currently**

♦ **75M Baby Boomers**

– Become elder boomers within the next decade

– Wealthy and well educated

– Less dependent on MediCaid

– High expectations for their health care

♦ **Life expectancy continues to increase**

# Industry Growth Drivers

## Drug Utilization


25
20
15
10
5
0
7.7
21
25
General Population
65-74 Years
75+ Years
Total Rx's/Year

Source: National Ambulatory Medical Care Survey

# Industry Growth Drivers



## Brand to Generic Conversion

- ♦ **Most significant patent expiration in history will take place over the next five years**

- ♦ **Between 2001 and 2005, over $30 billion in branded products will move to generic**

- ♦ **Generics are 50% more profitable to the wholesaler**



# Industry Growth Drivers

## Biotech Revolution

- **Growing pipeline of biotech drugs**
  - 1,200 + biotech manufacturers
  - 369 new drugs in development

- **New biotech based therapies are expensive**

- **Treatments are shifting to outpatient environment from the hospital setting**

*"On the horizon is the richest pipeline of potential blockbuster biotech drugs in history."*
*- Warburg Dillon Read LLC 3/00*



# Bergen Brunswig Segments

## Positive Market Positions

- ♦ **Pharmaceutical Distribution Segment**
  - – Drug Company positioned to capitalize on market trends
  - – Specialty Group developing its role in the Oncology Market

- ♦ **PharMerica**
  - – Improving Business Dynamics



# Pharmaceutical Distribution Segment

## Net Sales



8%

92%

**2nd quarter YTD 2001**



Drug Company

Specialty Group



# Drug Company

## Market Trends

*Pharmaceutical Growth*

### Robust Distribution Network

- 29 Major Metropolitan Areas
- Highly efficient, Low cost
- High quality
- Available capacity flexible: B2B, DTC, DTP
- Diverse product selection
- Speed to Market: New Product Placement (NPP)



# Drug Company

**Market Trends**

*Service*

## Customer Portfolio

Retail 54%, Health Systems 46%

- ◆ **Chains: Longs, Publix, CVS**
- ◆ **Mail Service: Merck-Medco, <u>Advance PCS</u>**
- ◆ **Independents: United GPO, Good Neighbor Pharmacies**
  - – **2000+ independents**
  - – **Ranked #7 in consumer preference**



# Drug Company

## Market Trends

### *Pharmacist Shortage*

## Logistic Solutions

- ◆ RightPak
  - – **Broad array of fastest moving products in "ready to dispense" quantities/packaging**

- ◆ Central Fill
  - – **Off-site prescription filling on behalf of customers**



# Specialty Group:  Oncology

*"The cancer market remains one of the largest untapped disease markets in the world."*

**- PaineWebber US Portfolio Managers Spotlight 11/00**

- ♦ **Market for cancer drugs is estimated at $9 Billion**
  - **Growing at 20% + per year**

- ♦ **75% of the medical oncologists are in private practice**

- ♦ **BBSG Currently serves 2,200+ active customers**



# PharMerica Major Segments Net Sales & EBITDA*

## Net Sales



21%

79%

## EBITDA*



36%

64%

**2nd Quarter YTD 2001**

*EBITDA before corporate expenses and special charges

 **Long Term Care**

 **Workers' Compensation**



# PharMerica

## Recent Events

- **Renewal and expansion of Beverly contract**

  – Five years totaling $1.05 Billion

  – Solidifies PharMerica's largest customer

- **Tightened credit policies,  enhanced collection practices**

  – Generated improvements in cash collections and accounts receivable

# PharMerica - DSO Improvements


120
100
80
60
40
20
0
'Q4 99
'Q1 00
'Q2 00
'Q3 00
'Q4 00
'Q1 01
'Q2 01
Gross DSO
Net DSO

# Bergen Brunswig Corporation

## Fiscal 2001 Progress

- ♦ **Meeting revenue expectations.**

- ♦ **Improving operating margins with margin expansion going forward.**

- ♦ **Controlling expenses at all levels.**

- ♦ **Meeting profit expectations.**

- ♦ **Reducing interest expense.**

- ♦ **Maintaining sufficient liquidity to maximize returns.**

- ♦ **Producing positive momentum with stable and predictable outcomes.**



# AmeriSource-Bergen Merger

## Focused Business Strategy

- ♦ **Pharmaceutical Distribution - $35 billion annual revenue**
- ♦ **Both customer service driven**
- ♦ **Value Added Solutions**
  - – **American Health Packaging**
  - – **ASD Specialty Healthcare**
  - – **Good Neighbor Pharmacy & Family Pharmacy**
  - – **Pharmacy Healthcare Solutions**
- ♦ **PharMerica**
- ♦ **Continuous Productivity & Quality Improvement**







# AmeriSource-Bergen Merger

## Synergies

- ♦ **$125 million in savings by end of third year**
    - – Rationalization of distribution network
    - – Consolidation of corporate staffs
    - – Purchasing efficiencies, especially generics
- ♦ **Other opportunities for synergies**
    - – Working capital savings
    - – Access to lower cost capital
    - – Cost Avoidance







# Additional Information & Participants in Solicitation

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILLCONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.





# Bergen Brunswig Corporation